Filed by Tiga Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiga Acquisition Corp.
Commission File No. 001-39714
Date: September 13, 2022

Bloomberg: Grindr Names George Arison CEO as it Readies Public Debut

By Michael Tobin

September 13, 2022

(Bloomberg) — Grindr LLC, the dating app that specializes in connections for the LGBTQ+ community, has named George Arison its new chief executive officer, fulfilling a pledge to appoint someone who identifies with that group to lead the company as it prepares to go public.

Arison, 44, is the co-founder and former CEO of auto e-commerce marketplace Shift Technologies Inc. He will start at Grindr on Oct. 19 and shepherd the company through the process of listing on the stock market through a special purpose acquisition company later this fall.

Grindr also named Vanna Krantz as its new chief financial officer. Krantz is the current CFO of transportation and payments company Passport Labs Inc., and she previously served in that role at Disney Streaming Services. Krantz will begin at Grindr Sept. 26. The appointments are part of a previously announced transition that will see current CEO, Jeff Bonforte and CFO, Gary Hsueh step down and move into advisory roles with the company.

“All of us on the small team that acquired Grindr in June 2020 understood that it had the potential to be an amazing business, wholly focused on serving the LGBTQ+ community,” Bonforte said in a statement. “Key to the plan was finding long term leadership for the business that had not only deep professional experience, but also the life experience to understand the unique and very real challenges facing the global LGBTQ+ community.”

Rivals like Match Group Inc. app, Tinder and Bumble Inc. are LGBTQ+ friendly, but Grindr is the biggest and most well-known app within the community. It has more than 11 million active users, with almost 80% of them under 35. The company agreed to go public via a SPAC in May at a $2.1 billion valuation despite unfavorable market conditions among technology stocks and blank- check companies. The deal will see Grindr merge with blank-check firm Tiga Acquisition Corp. Arison also helped Shift go public via a SPAC in 2020.

Earlier this year, Arison was planning to take some rest time to rest and think about starting another company after leaving Shift. He didn’t think he would be taking another CEO job after running Shift for nine years. But he changed his mind.

“The mission at Grindr is so powerful for the sets of people I’ve been a part of and I’ve seen the power of that from the friendships I’ve built with people I’ve met” on the platform, Arison said in an interview.

Arison said his previous experience taking a private company public taught him about the importance of being clear and realistic about setting goals and financial projections.

“We’ll approach that differently because from the beginning it’s going to be really crucial, and having those financial forecasting capabilities is really important,” he said.

About Grindr

With roughly 11 million monthly active users in virtually every country in the world in 2021, Grindr has grown to become a fundamental part of the queer community since its launch in 2009. The company continues to expand its ecosystem to enable gay, bi, trans, and queer people to connect, express themselves, and discover the world around them. Grindr is headquartered in West Hollywood, California. The Grindr app is available on the App Store and Google Play.

Forward Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Grindr’s possible or assumed future results of operations, business strategies, competitive position, industry environment, and potential growth opportunities, including any potential benefits that may be realized as a result of new members of management. These forward-looking statements are based on Grindr’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning  future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose”  and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Grindr’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the inability to complete the proposed business combination due to the failure to obtain shareholder approval or other conditions to closing; (b) the risk that the proposed business combination disrupts current plans and operations of Grindr; (c) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (d) costs related to the proposed business combination; (d) changes in applicable laws or regulations; (e) the possibility that Grindr may be adversely affected by other economic, business and/or competitive factors; and (f) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form  S-4 and other documents filed by Tiga Acquisition Corp. (NYSE: TINV) from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.  Except as required by law, Grindr undertakes no obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities,  or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in  which such offer, solicitation or sale would be unlawful prior to registration or qualification under the  securities laws of any such jurisdiction.

For more information please contact:

For Grindr Communications and Investor Relations:

Patrick Lenihan
Patrick.Lenihan@grindr.com

Investors:

Ellipsis
Jeff Majtyka
IR@grindr.com

Media:

TrailRunner International
Lexi Schuchert
Press@grindr.com